Exhibit 21.1

SEACHANGE INTERNATIONAL, INC.

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Subsidiary Jurisdiction
SEAC Canada Limited	Canada
S.E.A.C. Germany GmbH	Germany
SeaChange India Private, Ltd.	India
S.E.A.C. Ireland Limited	Ireland
SeaChange Ireland Operations Limited	Ireland
SeaChange Japan KK	Japan
Cambio Maritimo Mexico, S. de R.L de C.V.	Mexico
SeaChange B.V.	Netherlands
SeaChange NLG B.V.	Netherlands
SeaChange Philippines Corporation	Philippines
SeaChange LLC	Russia
SeaChange Asia Pacific Pte. Ltd.	Singapore
SeaChange Telekomünikasyon Hizmetleri Anonim Sirketi	Turkey
SeaChange International U.K. Ltd.	United Kingdom
SeaChange Holdings, Inc.	United States
SeaChange Polska Sp zoo	Poland
Xstream A/S	Denmark
Xstream Sp Zoo	Poland
Xstream Asia Pte. Ltd.	Singapore
Xstream North America, Inc.	United States